EXHIBIT 20.1

EDISON REACHES UNDERSTANDING WITH CPUC ADVOCACY
ARM ON 1995 GENERAL RATE CASE


September 6, 1994 -- Southern California Edison Company has signed a memorandum of understanding with the California Public Utilities Commission's Division of Ratepayer Advocates (DRA) that will form the basis for a final settlement regarding the utility's 1995 General Rate Case (GRC). The memorandum of understanding contains these terms:

*     A $67 million revenue non-fuel revenue decrease in Edison's 1995
GRC;

* Accelerated eight-year recovery of Edison's $2.7 billion remaining investment in San Onofre Nuclear Generating Station Units 2 and 3 (SONGS 2 & 3) at a reduced rate of return; and

*     An incentive pricing plan for electricity produced by SONGS 2 & 3.

      "The concepts contained in the understanding serve the basic interest of our customers and our shareholders," said John E. Bryson, chairman and chief executive officer of Southern California Edison. For customers, the understanding results in present-value savings and provides certainty regarding future costs of operating SONGS 2 & 3.

      For SCEcorp's shareholders, the understanding calls for the accelerated recovery of Edison's nuclear investment and clear incentives for continued operation of SONGS. "The understanding also is consistent with the direction the CPUC is taking on regulation of the state's electric utilities," Bryson said.

      Under the terms of the understanding, Edison's 1995 non-fuel revenues would decrease by $67 million from the 1994 level. In its original GRC filing, Edison requested a revenue increase of $117 million. Subsequently, Edison reduced its request to $70 million because of revised cost estimates and sales and customer growth forecasts. DRA had proposed a $151 million reduction for 1995.

      "While the understanding will set revenues below our request, we believe it provides sufficient funding for us to continue delivering high-quality service to our customers and to earn our authorized return -- but only if we manage effectively," Bryson said.

      The understanding provides for spending reductions in research and development and traditional demand side management (DSM) energy conservation programs.

      However, the understanding does not alter Edison's commitment to invest $75 million in shareholder funds in ENvestSCE, which provides energy efficiency solutions for large customers.

      The memorandum of understanding includes the accelerated recovery of Edison's $2.7 billion remaining investment in SONGS 2 & 3 over an eight-year period beginning February 1, 1996. During this period, Edison would earn a return of 7.78 percent on its investment in SONGS 2 & 3. Edison's current authorized rate of return is 9.17 percent.

      While providing for Edison's recovery of its investment in SONGS 2 and 3, the memorandum also establishes an incentive pricing plan for continued operation of SONGS 2 & 3. Under the plan, Edison customers would pay about four cents for every kilowatt-hour of electricity produced by SONGS 2 & 3 during the eight-year period. This pricing plan will replace traditional ratemaking treatment for Edison's ongoing operating and capital expenses for SONGS 2 & 3. The incentive pricing plan does not affect existing rate recovery for the decommissioning of SONGS 2 & 3 or for Edison's investment in Palo Verde Nuclear Generating Station.
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      Edison's board of directors has approved going forward with the proposed settlement based upon the terms of the memorandum of understanding. Edison and the DRA are working to complete a definitive settlement agreement, and they will hold a settlement conference in the near future to explain the settlement terms. Edison and the DRA will seek Commission approval of the proposed settlement by the end of 1994. The Commission can accept, modify, or reject Edison and DRA's proposal.